EX-35.3
(logo) HOMEBANC
MORTGAGE CORPORATION


HMB Acceptance Corp. (Depositor)
2002 Summit Boulevard, Suite 100
Atlanta, GA 30319

and

Well Fargo Bank, N.A. (Master Servicer and Securities Administrator)
P.O. Box 98
Columbia, MD 21046

Re: Statement of Compliance with the Pooling and Servicing Agreement dated as of March 1, 2006 (the "Agreement").

We have conducted a review relating to the performance of HomeBanc Mortgage Corporation (the "Company') under the terms of the Agreement related to the servicing of the Mortgage Loans by the Company during 2007. To the best of my knowledge, based on such review, which was conducted under my supervision, the Company has fulfilled its obligations under the Agreement in all material respects throughout 2007 except as noted below:

A. Bank reconciliations were not completed within 30 days as required by Item 1122(d)(2)(vii) (see Appendix A).
B. Collection activities related to delinquent mortgage loans were not completed substantially in compliance with applicable Fannie Mae guidelines as required by the applicable transaction document (see Appendix A).

Date: February 15, 2008

By: /s/ Marilyn Eberhardt
Name: Marilyn Eberhardt
Title: Vice President


(page)


Appendix A


Bank Reconciliations:

Bank reconciliations were not completed within 30 days as required by Item 1122(d)(2)(vii) for August and September due to resource contention issues related to the transfer of the servicing portfolio to JPMorgan Chase Bank.

Collection Activities:

Collection activities related to delinquent mortgage loans were not completed substantially in compliance with Fannie Mae guidelines related to "Moderate Risk of Foreclosure". In addition, most collection activities were suspended during the month September while HomeBanc's entire servicing portfolio was being prepared for transfer to JPMorgan Chase Bank.